UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number: 001-35644

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Bellatrix Exploration Ltd.

(Translation of registrant's name into English)

Suite 2300, 530 – 8th Avenue S.W.

Calgary, Alberta  T2P 3S8

Canada

 (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                                           Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bellatrix Exploration Ltd.

Date: June 3, 2013	By:	/s/ Edward J. Brown
	Name:	Edward J. Brown
	Title:	Executive Vice President, Finance & CFO

EXHIBIT INDEX

Exhibit	Description

99.1	News Release Dated June 3, 2013 - Bellatrix Exploration Ltd. announces that the previously announced Korean JV closing will not be extended beyond May 31, 2013